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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED JUN 04 2002 164 PROCESSING SECTION SEC MAIL WASH. D.C.

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Enterprise Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3343 Peachtree Rd. NE, Suite 450
(No. and Street)

Atlanta, GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip G. Goff (404) 261-1116
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name — *if individual, state last, first, middle name*)

50 Hurt Plaza, Suite 1700, Atlanta, GA 30303
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

6-20-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip G. Goff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enterprise Fund Distributors, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

SR VP/ CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENTERPRISE FUND DISTRIBUTORS, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Campanile Building
1155 Peachtree Street
Atlanta GA 30309-3630
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Stockholder and Board of Directors of
Enterprise Fund Distributors, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Enterprise Fund Distributors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page eleven is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, after the revisions discussed in Note 3, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 22, 2002, except for Note 3, for which the date is May 21, 2002

Enterprise Fund Distributors, Inc.
Balance Sheet
December 31, 2001

ASSETS

Cash and cash equivalents	$ 8,953,165
Receivable from mutual funds	2,428,952
Other assets	383,256
Total assets	$ 11,765,373

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 941,928
Commissions and other fees payable	2,903,545
Payable to ECM, net	1,321,997
Total liabilities	5,167,470
Stockholder's equity:	
Common stock, $1 par value; authorized 2,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	19,494,559
Accumulated deficit	(12,897,656)
Total stockholder's equity	6,597,903
Total liabilities and stockholder's equity	$ 11,765,373

Enterprise Fund Distributors, Inc.
Statement of Operations
for the year ended December 31, 2001

Revenues:	
Mutual fund distribution fees	$ 28,683,889
Commissions and mutual fund sales fees	1,721,172
Interest income	218,322
Total revenues	30,623,383
Expenses:	
Commissions and fees to brokers and affiliates	23,136,175
Advertising and promotions	6,165,398
Employee related	8,429,726
General and administrative	439,184
Total expenses	38,170,483
Loss before taxes	(7,547,100)
Income tax benefit	2,773,160
Net loss	$ (4,773,940)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2001

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit
Balance, December 31, 2000	1,000	$ 1,000	$ 9,494,559	$ (8,123,716)
Contribution from ECM	-	-	10,000,000	-
Net loss	-	-	-	(4,773,940)
Balance, December 31, 2001	1,000	$ 1,000	$ 19,494,559	$ (12,897,656)

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Statement of Cash Flows
for the year ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (4,773,940)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from mutual funds	244,851
Decrease in other assets	3,528,685
Decrease in accounts payable and accrued expenses	(263,467)
Increase in commissions and other fees payable	266,317
Decrease in payable to ECM, net	(3,660,467)
Net cash used in operating activities	(4,658,021)
Cash flows from investing activities:	
Proceeds from sale of investment available-for-sale	16,800
Net cash provided by investing activities	16,800
Cash flows from financing activities:	
Contribution from parent	10,000,000
Net cash provided by financing activities	10,000,000
Net increase in cash and cash equivalents	5,358,779
Cash and cash equivalents, beginning of year	3,594,386
Cash and cash equivalents, end of year	$ 8,953,165
Supplemental disclosures of cash flow information:	
Cash received during the year	
Income taxes from ECM	$ 2,777,101

The accompanying notes are an integral part of these financial statements.

Enterprise Fund Distributors, Inc.
Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Organization

Enterprise Fund Distributors, Inc. ("EFD") is a wholly owned subsidiary of Enterprise Capital Management, Inc. ("ECM"), which is a wholly owned subsidiary of MONY Life Insurance Company ("MONY"). EFD is the distributor for The Enterprise Group of Funds, Inc. ("EGF"), a family of mutual funds sponsored by ECM. A serious downturn in EGF's performance or a significant decrease in the number of EGF's investors would affect operating results adversely.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

EFD considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Substantially all cash and cash equivalents are on deposit with one financial institution.

Other Assets

Other assets include $156,266 of receivables from investors for shares in EGF. Liabilities include the related payable to EGF in the amount of $156,266.

Income Taxes

EFD and ECM file a consolidated federal income tax return with MONY. The benefit for income tax, all of which is current, is computed on the basis of EFD filing separate federal and state income tax returns.

Recognition of Revenues

Distribution fees and investment income are accrued as earned. Underwriting commissions related to the sale of EGF fund shares are recorded on the trade date.

Advertising and Promotion

Costs of advertising and promotion are expensed as the advertising appears in the media

2. Related Party Transactions:

Transactions with the Funds

EGF has a distribution agreement with EFD. Each portfolio of EGF pays EFD a distribution fee, for which EFD provides distribution services. For the year ended December 31, 2001, EFD earned $28,656,059 of mutual fund distribution fee income from EGF, of which $2,410,869 is included in the receivable from mutual funds.

Transactions with the Parent

ECM provides management, data processing, accounting and other services for EFD. EFD is not charged for these services. Accordingly, the financial statements may not necessarily be indicative of the financial condition and the results of operations that would have existed if EFD had been operated as an unaffiliated corporation.

EFD and ECM have entered into an agreement whereby ECM advances commissions on the sales of EGF's Class B shares to broker/dealers in exchange for excess distribution fees applicable to EGF's Class B shares and an assignment of the right to receive any contingent deferred sales charge to ECM.

Included in commissions and fees to brokers and affiliates is $8,250,827 of distribution fees paid to ECM, of which $699,800 is included in the payable to ECM.

3. Regulatory Requirements:

EFD is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company believed that it exceeded the minimum net capital requirement. As a result of an NASDR examination comment received in March 2002, the net capital of the Company as of December 31, 2001 was revised and determined to be less than the minimum amount because assets formerly considered allowable were deemed non-allowable. As of

December 31, 2001, EFD had a net capital deficiency of $4,969,330, which was less than the net capital requirement of $344,498 by $5,313,828. The Company has taken corrective action and is in compliance with the minimum net capital requirement as of March 31, 2002.

At December 31, 2001, EFD qualified for exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided in subparagraph (k)(1) of that Rule. At December 31, 2001, EFD had no liabilities subordinated to claims of general creditors.

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
Enterprise Fund Distributors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Enterprise Fund Distributors, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, Georgia
February 22, 2002

Enterprise Fund Distributors, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2001(as revised)

Computation of Aggregate Indebtedness:

Total stockholder's equity per financial statements	$	6,597,903
Less:		
Non-allowable assets (see below)		206,257
Additional non-allowable assets as per NASDR (see below)		11,360,976
Net capital deficiency		(4,969,330)
Minimum net capital required		344,498
Deficient net capital	$	(5,313,828)
Aggregate indebtedness	$	5,167,470
Ratio of aggregate indebtedness to net capital		(1.04)

The foregoing computation of net capital differs from the corresponding computation prepared by Enterprise Fund Distributors, Inc. and included in the Company's unaudited FOCUS Report Part IIA filing as of the same date primarily due to the additional non-allowable assets as per NASDR. The Company has taken corrective actions and is in compliance with the minimum net capital requirement as of March 31, 2002.

Schedule of Non-allowable Assets:

Receivable – Miscellaneous		2,742
Prepaid expenses		203,515
Total	$	206,257

Schedule of Additional Non-allowable Assets as per NASDR:

Repurchase Agreement	$	1,950,107
Institutional Repurchase Agreement		7,000,000
Receivable – EGF 12b-1 fees		2,410,869
Total	$	11,360,976